SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)


                                  DryShips Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    Y2109Q101
 -----------------------------------------------------------------------------
                                 (CUSIP Number)


                                 George Economou
                               80 Kifissias Avenue
                                Amaroussion 15125
                                 Athens, Greece
                               011 30-210-8090570
 -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 7, 2009
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. Y2109Q101
          -----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     George Economou

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X]
                                                                 (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC, BK, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     16,663,089(1)(2)

9.   SOLE DISPOSITIVE POWER

     0

10.   SHARED DISPOSITIVE POWER

     16,663,089(1)(2)

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     16,663,089(1)(2)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     9.0%

14. TYPE OF REPORTING PERSON

     IN
--------------
(1) Mr. Economou may be deemed to beneficially own 10,944,910 of these shares through Elios Investments Inc., which is a wholly-owned subsidiary of the Entrepreneurial Spirit Foundation, a Lichtenstein foundation, the beneficiaries of which are Mr. Economou and members of his family. Mr. Economou may be deemed to beneficially own 1,000,000 of these shares through Fabiana Services S.A., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Mr. Economou may be deemed to beneficially own 254,512 of these shares through Goodwill Shipping Company Limited, a Malta corporation, of which Mr. Economou is the controlling person.

(2) Mr. Economou may be deemed to beneficially own 963,667 of these shares, as well as an additional 3,500,000 shares which are issuable upon the exercise of warrants dated April 8, 2009, through Sphinx Investment Corp., a Marshall Islands corporation, of which Mr. Economou is the controlling person. Each warrant entitles the holder to purchase one share of common stock. The warrants, attached as Exhibit 3 to the previously filed Amendment No. 4 to this Schedule 13D, have been issued to Sphinx Investment Corp. pursuant to a securities purchase agreement dated March 6, 2009. A total of 1,500,000 warrants to purchase common stock become exercisable on October 8, 2009, at an exercise price of $20 per share. A total of 1,500,000 warrants to purchase common stock become exercisable on April 8, 2010 at an exercise price of $25 per share. A total of 500,000 warrants to purchase common stock become exercisable on October 8, 2010 at an exercise price of $30 per share.

CUSIP No.   Y2109Q101
            -----------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Elios Investments Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X]
                                                                 (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     10,944,910

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     10,944,910

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     10,944,910

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     5.9%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   Y2109Q101
            ---------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Fabiana Services S.A.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X]
                                                                 (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,000,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,000,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     1,000,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   Y2109Q101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Sphinx Investment Corp.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X]
                                                                 (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,463,667(2)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,463,667(2)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     4,463,667(2)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     2.4%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   Y2109Q101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Goodwill Shipping Company Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [X]
                                                                 (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     254,512

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     254,512

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

     254,512

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                     [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.1%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.   Y2109Q101

The purpose of this Amendment No. 5 to Schedule 13D is to report the entry into a lock up agreement by Mr. George Economou with Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), dated May 7, 2009, in connection with the ATM Equity OfferingSM Sales Agreement (the "Sales Agreement") by and between DryShips Inc. (the "Issuer") and Merrill Lynch relating to the offer and sale of up to $475,000,000 of common shares, par value $0.01 per share, of the Issuer from time to time through Merrill Lynch as sales agent.

--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON April 8, 2009.

--------------------------------------------------------------------------------

Item 2.  Identity and Background.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON April 8, 2009.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON April 8, 2009.

--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction.

     NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON April 8, 2009.

--------------------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.


     NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON April 8, 2009 EXCEPT AS NOTED IN ITEM 6 BELOW.


--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


On May 7, 2009, Mr. George Economou entered into a lock up agreement with Merrill Lynch in connection with the ATM Equity OfferingSM Sales Agreement by and between the Issuer and Merrill Lynch relating to the offer and sale of up to $475,000,000 of common shares, par value $0.01 per share, of the Issuer from time to time through Merrill Lynch as sales agent. The lock up agreement expires 60 days from the date of the most recently filed prospectus supplement relating to the offering.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares.


--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           May 11, 2009
                                        ----------------------------------------
                                               (Date)


                                          ELIOS INVESTMENTS INC.*

                                          BY: /s/ Dr. Renato Cefai
                                        -------------------------------------
                                          Name: Dr. Renato Cefai
                                          Title: Sole Director

                                          /s/ George Economou
                                          -----------------------------------
                                          George Economou*


                                          FABIANA SERVICES S.A.*

                                          BY: /s/ Andri Papadopoulou
                                        -------------------------------------
                                          Name: Andri Papadopoulou
                                          Title:  Sole Director

                                          GOODWILL SHIPPING COMPANY LIMITED*

                                          BY: MARE SERVICES LTD.


                                          BY: /s/ Adriano Cefai
                                              -------------------------------
                                          Name: Adriano Cefai
                                          Title: Director


                                          SPHINX INVESTMENT CORP.*

                                          BY: MARE SERVICES LTD.


                                          BY: /s/ Adriano Cefai
                                              -------------------------------
                                          Name: Adriano Cefai
                                          Title: Director

* The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated May 11, 2009 relating to the common stock of DryShips Inc. shall be filed on behalf of the undersigned.


ELIOS INVESTMENTS INC.

BY: /s/ Dr. Renato Cefai
----------------------
Name: Dr. Renato Cefai
Title: Sole Director

/s/ George Economou
------------------------
George Economou

FABIANA SERVICES S.A.*


BY: /s/ Andri Papadopoulou
-------------------------------------
Name: Andri Papadopoulou
Title: Sole Director

GOODWILL SHIPPING COMPANY LIMITED*

BY: MARE SERVICES LTD.


BY: /s/ Adriano Cefai
     -------------------------------
Name: Adriano Cefai
Title: Director

SPHINX INVESTMENT CORP.*

BY: MARE SERVICES LTD.

BY: /s/ Adriano Cefai
     -------------------------------
Name: Adriano Cefai
Title: Director




May 11, 2009

                                    Exhibit B
                           Transactions in the Shares
                           --------------------------

                                Number of Shares
Date of Transaction              Purchase/(SOLD)                Price of Shares

       N/A














SK 23113 0002 994766 v3